Mail Stop 5546
								November 20, 2007


Via U.S. Mail and Facsimile (905-863-7161)

Mike S. Zafirovski
Chairman and Chief Executive Officer
Nortel Networks Corporation
195 The West Mall
Toronto, Ontario, Canada M9C 5K1

	Re:	Nortel Networks Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2006
		Filed March 16, 2007
		Response Letter Dated October 26, 2007
      File No. 1-07260

Dear Mr. Zafirovski:

      We refer you to our comment letter dated September 27, 2007 regarding business contacts with Syria. We have completed our review of this subject matter and have no further comments at this time.

								Sincerely,



								Cecilia Blye, Chief
								Office of Global Security
Risk


cc: 	Larry Spirgel
		Assistant Director
		Division of Corporation Finance

Chen Geng
PetroChina Company Limited
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